Algonquin Power & Utilities Corp. Announces 2024 Fourth Quarter and Full Year Financial Results
OAKVILLE, Ontario - March 7, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) announced today financial results for the fourth quarter and full year ended December 31, 2024. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“The Company continued to make strides in its transition to a pure-play utility. Over the last 90 days, we successfully completed our Renewables and Atlantica sales, and we enter 2025 with a recapitalized balance sheet and significant opportunity for improvement,” said Chris Huskilson, Chief Executive Officer of AQN. “It has been a privilege to lead Algonquin during this momentous period of transformation, and I look forward to seeing positive developments at the Company under Rod West's direction as he looks to accelerate our progress in 2025.”
Fourth Quarter and Full Year Financial Results for Continuing Operations1
•Fourth Quarter Net Utility Sales2 of $426.0 million, an increase of 8%;
•Fourth Quarter Adjusted EBITDA2 of $248.6 million, a decrease of (5)%;
•Fourth Quarter Adjusted EBITDA2 for the Regulated Services Group of $234.4 million, an increase of 2%;
•Fourth Quarter Adjusted Net Earnings2 of $45.2 million, a decrease of (44)%;
•Fourth Quarter Adjusted Net Earnings2 per common share of $0.06, a decrease of (50)%;
•Annual Net Utility Sales2 of $1,687.9 million, an increase of 4%;
•Annual Adjusted EBITDA2 of $1,039.3 million, an increase of 3%;
•Annual Adjusted EBITDA2 for the Regulated Services Group of $940.2 million, an increase of 4%;
•Annual Adjusted Net Earnings2 of $232.1 million, a decrease of (17)%;
•Annual Adjusted Net Earnings2 per common share of $0.30, a decrease of (23)%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended December 31			Twelve months ended December 31
	2024	2023	Change	2024	2023	Change
Revenue[3]	$584.8	$588.2	(1)%	$2,319.5	$2,403.9	(4)%
Regulated Services Group Revenue	576.2	576.4	—	2,282.0	2,366.9	(4)%
Hydro Group Revenue	8.1	8.9	(9)%	36.1	35.6	1%
Corporate Group Revenue	0.4	0.5	(20)%	1.4	1.4	—%
Net earnings (loss) attributable to shareholders from continuing operations	(107.5)	169.8	(163)%	65.3	(14.4)	553%
Per common share from continuing operations	(0.14)	0.24	(160)%	0.07	(0.03)	333%
Net earnings (loss) attributable to shareholders including discontinued operations	(189.1)	184.2	(203)%	(1,391.0)	20.3	N/A
Per common share including discontinued operations	(0.24)	0.26	(192)%	(1.90)	0.03	N/A
Cash provided by operating activities	48.1	200.7	(76)%	481.7	628.0	(23)%
Adjusted Net Earnings[2]	45.2	81.3	(44)%	232.1	279.4	(17)%
Per common share	0.06	0.12	(50)%	0.30	0.39	(23)%
Adjusted EBITDA[2]	248.6	262.1	(5)%	1,039.3	1,013.2	3%
Adjusted EBITDA[2] for Regulated Services Group	234.4	229.0	2%	940.2	902.7	4%
Adjusted EBITDA[2] for Hydro Group	6.1	7.0	(13)%	27.1	26.5	2%
Adjusted EBITDA[2] for Corporate Group	8.1	26.1	(69)%	72.0	84.0	(14)%
Adjusted Funds from Operations[2]	81.7	151.6	(46)%	515.7	586.2	(12)%
Dividends per common share	0.0650	0.1085	(40)%	0.3470	0.4340	(20)%
Long-term Debt, continuing operations	6,698.8	7,500.2	(11)%	6,698.8	7,500.2	(11)%
1AQN's operations are organized across two business units consisting of: 1) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater systems, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and 2) the Hydro Group, which consists of hydroelectric generation facilities located in Canada that were not sold as part of the sale of the Company’s renewable energy business. Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate and shared services that primarily support the Regulated Services Group and the Hydro Group, in addition to holding certain ancillary investments.
2Please refer to "Non-GAAP Measures" below for further details.
3Discontinued Operations Revenue for the three months and twelve months ended December 31, 2024 totaled $99.2 million and $339.7 million, respectively, versus $81.1 million and $294.1 million for the three months and twelve months ended December 31, 2023.
Fourth Quarter and Full Year 2024 Operational Results and Corporate Actions
•Regulated Services Group saw growth from implementation of new rates, offset primarily by higher operating expenses - The Regulated Services Group recorded fourth quarter and full year 2024 year-over-year growth in Adjusted EBITDA of 2% and 4%, respectively (see "Non-GAAP Measures" below), primarily due to the implementation of new rates at several of the Company's electric, water and gas utilities. Rate increases were partially offset by higher operating expenses including expenses related to systems conversion, residual costs to support the renewable energy business. Fourth quarter and full year operating costs were negatively impacted by $3.6 million and $18.0 million in non-recurring costs, respectively.
•Earnings per share reduced as Company repositions for pure-play regulated utility strategy – In addition to the factors described above, year over year Adjusted Net Earnings per common share (see "Non-GAAP Measures" below) were also negatively affected by the sale of the Company’s 42.2% ownership stake in Atlantica Sustainable Infrastructure plc (“Atlantica”), higher borrowing costs to fund growth, higher effective tax rates, and the settlement of the purchase contracts underlying the Company’s green equity units.
•Midstates Gas Illinois, Midstates Gas Missouri, New Brunswick Gas, Missouri Water and Arkansas Water receive conclusive orders – During the fourth quarter and shortly after year end, the Company reached or substantially reached conclusions in five separate rate cases, primarily via approved settlements. Authorized revenue increases for these cases in aggregate total approximately $21.2 million.
•Active rate case calendar continues – In the fourth quarter of 2024, the Company filed for new rates at its Empire Electric Missouri and St. Lawrence Gas utilities. The Empire Electric Missouri application, refiled on February 26, 2025, seeks a net increase in revenues of $92.1 million based on a return on equity (“ROE”) of 10% and an equity ratio of 53.1%. The St. Lawrence Gas application, filed on November 27, 2024, seeks an increase in revenues of $2.2 million based on an ROE of 9.9% and an equity ratio of 48%.
•Sale of investment in Atlantica - On December 12, 2024, Liberty (AY Holdings) B.V., a wholly-owned subsidiary of AQN, sold its 42.2% equity interest in Atlantica for $22.00 per share in cash. The Company used the approximately $1.1 billion in net proceeds from the sale to reduce debt.
Subsequent Events
•Sale of the Renewable Energy Business marks key achievement in strategic transition to pure-play regulated utility - On January 8, 2025, the Company completed the sale of its renewable energy business (excluding its hydro fleet) to a wholly-owned subsidiary of LS Power for proceeds of approximately $2.1 billion, after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. Approximately $1.95 billion of such proceeds were received upon the closing of the transaction and approximately $150 million of such proceeds are currently expected to be received at a later date in 2025 upon monetization of tax attributes on certain in-construction projects. Additionally, the Company can receive up to $220 million in cash pursuant to an earn out agreement relating to certain wind assets. AQN expects to use the net proceeds received in 2025 to pay down existing debt and strengthen its balance sheet.
•Leadership transition supports AQN's ongoing transformation - On January 31, 2025, the Company announced that Roderick (Rod) West will join the Company as Chief Executive Officer. Mr. West’s appointment will be effective as of 12:00 p.m. (Eastern time) on March 7, 2025. Chris Huskilson will step down as Chief Executive Officer and will continue in his role as a director of the Company. In addition, on January 14, 2025, the Company announced that Darren Myers will resign as Chief Financial Officer following the reporting of the Company’s fourth quarter 2024 results. The Company has commenced a search for a permanent Chief Financial Officer. In the meantime, on February 14, 2025, the Company announced that Brian Chin, the Company’s Vice President, Investor Relations, will be appointed as Interim Chief Financial Officer, effective March 7, 2025.
AQN will file its annual consolidated financial statements, annual management discussion & analysis (the “Annual MD&A”), and annual information form, each for the year ended December 31, 2024, with the applicable Canadian securities regulatory authorities. Copies of these documents and other supplemental information on

AQN is made available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings). A hard copy of AQN’s annual consolidated financial statements for the year ended December 31, 2024 can be obtained free of charge upon request to InvestorRelations@APUCorp.com. AQN will also file its Form 40-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission.
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, March 7, 2025, hosted by Chief Executive Officer, Chris Huskilson, incoming Chief Executive Officer, Rod West, and Chief Financial Officer, Darren Myers.

Date:	Friday, March 7, 2025
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	4528692
Webcast:	https://edge.media-server.com/mmc/p/b2sqen57
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “intends”, “expects”, “looks”, and “seeks” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: expectations regarding rate cases, including the expected outcomes thereof; and expectations regarding the proceeds from the sale of the Company’s renewable energy business and the expected use thereof. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual MD&A for the year ended December 31, 2024, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations”, and “Net Utility Sales”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Annual MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.

Reconciliation of AQN Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to AQN Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(186.4)	$186.3	$(1,380.5)	$28.7
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	1.5	8.6	5.7	34.7
Loss from discontinued operations, net of tax	78.9	(16.5)	1,445.9	(43.1)
Income tax expense (recovery)	153.5	13.0	186.8	(37.1)
Interest expense	89.4	75.8	363.6	308.4
Other net losses[1]	7.1	10.3	27.0	121.7
Asset impairment charge	—	1.5	—	1.5
Pension and post-employment non-service costs	3.7	4.7	14.1	19.9
Change in value of investments carried at fair value[2]	2.0	(117.5)	(21.7)	215.3
Gain on derivative financial instruments	(0.4)	(0.6)	(0.8)	(4.6)
Loss on foreign exchange	(0.3)	5.4	3.5	13.7
Depreciation and amortization	99.6	91.1	395.7	354.1
Adjusted EBITDA	$248.6	$262.1	$1,039.3	$1,013.2

1	See Note 18 in the audited consolidated financial statements.
2	See Note 8 in the audited consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions except per share information)	2024	2023	2024	2023
Net earnings (loss) attributable to shareholders	$(186.4)	$186.3	$(1,380.5)	$28.7
Add (deduct):
Loss (Earnings) from discontinued operations	78.9	(16.5)	1,445.9	(43.1)
Gain on derivative financial instruments	(0.4)	(0.6)	(0.8)	(4.6)
Other net losses[1]	7.1	10.3	27.0	121.7
Asset impairment charge	—	1.5	—	1.5
Loss on foreign exchange	(0.3)	5.4	3.5	13.7
Change in value of investments carried at fair value[2]	2.0	(117.5)	(21.7)	215.3
Adjustment for taxes related to above	144.3	12.4	158.7	(53.8)
Adjusted Net Earnings	$45.2	$81.3	$232.1	$279.4
Adjusted Net Earnings per common share	$0.06	$0.12	$0.30	$0.39

1	See Note 18 in the audited consolidated financial statements.
2	See Note 8 in the audited consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Cash provided by operating activities	$48.1	$200.7	$481.7	$628.0
Add (deduct):
Cash provided by operating activities of discontinued operations	(41.8)	(49.8)	(121.3)	(128.5)
Changes in non-cash operating items for continuing operations	84.9	(1.8)	139.4	86.3
Changes in non-cash operating items from discontinued operations	(9.5)	2.5	13.9	(0.8)
Production based cash contribution from non-controlling interest for continuing operations	—	—	2.0	—
Costs related to tax equity financing	—	—	—	1.2
Adjusted Funds from Operations	$81.7	$151.6	$515.7	$586.2

Reconciliation of Regulated Services Group Adjusted EBITDA to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Regulated Services Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended				Twelve months ended
	December 31				December 31
(all dollar amounts in $ millions)	2024		2023		2024		2023
Revenue
Regulated electricity distribution	$304.6		$297.0		$1,276.1		$1,295.5
Less: Regulated electricity purchased	(85.1)		(95.7)		(365.7)		(429.8)
Net Utility Sales – electricity[1]	219.5		201.3		910.4		865.7
Regulated gas distribution	152.5		167.4		546.4		621.3
Less: Regulated gas purchased	(51.1)		(71.6)		(183.2)		(267.1)
Net Utility Sales – natural gas[1]	101.4		95.8		363.2		354.2
Regulated water reclamation and distribution	104.0		100.5		406.1		399.1
Less: Regulated water purchased	(6.5)		(5.9)		(21.5)		(19.6)
Net Utility Sales – water reclamation and distribution[1]	97.5		94.6		384.6		379.5
Other revenue[2]	15.2		11.5		53.4		51.1
Less: Other Cost of Sales	(7.6)		(7.9)		(23.7)		(26.5)
Net Utility Sales[1,3]	426.0	—	395.3	—	1,687.9	—	1,624.0
Operating expenses	(223.2)		(194.7)		(861.8)		(811.6)
Income from long-term investments	10.4		11.6		33.5		45.0
HLBV[4]	21.2		16.8		80.6		45.3
Adjusted EBITDA [1,5]	$234.4		$229.0		$940.2		$902.7

1	See Caution Concerning Non-GAAP Measures.
2	See Note 20 in the audited consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.
5
This table contains a reconciliation of Adjusted EBITDA to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the audited consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Reconciliation of Hydro Group Adjusted EBITDA to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Hydro Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	$8.1	$8.6	$35.3	$34.3
Less: Cost of Sales - Hydro	—	0.1	0.2	0.5
Add: Other income	—	0.3	0.8	1.3
Less: Operating expenses	2.0	1.8	8.8	8.6
Hydro Group Adjusted EBITDA[1,2]	$6.1	$7.0	$27.1	$26.5

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Hydro Group. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Hydro Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.

Reconciliation of Corporate Group Adjusted EBITDA to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Corporate Group Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Twelve months ended
	December 31		December 31
(all dollar amounts in $ millions)	2024	2023	2024	2023
Revenue	0.4	0.5	1.4	1.4
Add: Interest, dividend, equity, and other income	11.7	29.3	80.0	86.6
Less: Operating expenses	4.0	3.7	9.4	4.0
Corporate Group Adjusted EBITDA[1,2]	8.1	26.1	72.0	84.0

1	See Caution Concerning Non-GAAP Measures.
2
This table contains a reconciliation of Adjusted EBITDA to revenue for the Corporate Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 20 in the audited consolidated financial statements, "Segmented Information". This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of the Corporate Group. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to revenue.